January 26, 2009

VIA EDGAR

Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D. C. 20549

Re:           United Western Bancorp, Inc.
File No. 0-21231
Form 10-K for the period ended December 31, 2007
Forms 10-Q for the periods ended March 31, June 30, and September 30, 2008

Dear Mr. Vaughn:

We received your letter of December 18, 2008, which contained comments to the response we filed on November 25, 2008 to your comment letter of October 23, 2008.  We offer the responses documented below to your comments including drafts of our proposed revisions to future filings, which we have presented by revising the historical information that you reviewed, where applicable.

In our response we have included your comments herein in italics to facilitate your review of this letter.

Form 10-K

Financial Statements

General

1.	Please refer to your response to prior comment 1 of our comment letter dated November 25, 2008. Please address the following:

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

•
Your response appears to set forth inconsistent information as to your interpretation of how SFAS 65 applies to your loans held for sale.  You state the activities of the company are not consistent with the definition of mortgage banking activities as defined in SFAS 65.  You also state in your proposed revisions to future filings that at December 31, 2007 residential loans held for sale were impaired by $1,648,000 pursuant to SFAS 65 and that there was no valuation allowance required under SFAS 65 to reduce the carrying value of residential loans held for sale at December 31, 2007.  Please explain these apparent inconsistencies to us.

Response:

We perform a FAS 65 analysis that considers changes in interest rates and also factors in delinquency and potential loan losses.  In our financial statements, given the seasoning of the loans, we separated the component of the LOCOM adjustment that was related to probable loan losses and the component that was related to interest rates.  For disclosure purposes, we determined the probable loan loss component by considering the inherent credit losses of the loans to the population based on our historical loss experience from these assets.  This calculated amount was then offset against the LOCOM adjustment and presented as a part of the allowance for credit losses, with the remaining amount, if any, disclosed as a valuation allowance.  Thus in our response of November 25, 2008 we stated the following:

“At December 31, 2007, the Company’s residential loans held for sale were impaired by $1,648,000 pursuant to SFAS 65.  Management applied $1,065,000 of the allowance for credit losses applicable to residential loans held for sale to offset this impairment and thus established a valuation allowance of $583,000 to reduce the carrying value in total to the lower of cost or market.”

We went on to state in the first paragraph on page three of our response of November 25, 2008:

“There was no valuation allowance required pursuant to SFAS 65 to reduce the carrying value of multifamily loans held for sale or SBA originated loans held for sale at December 31, 2007 and 2006.  There was no valuation allowance required pursuant to SFAS 65 to reduce the carrying value of residential loans held for sale at December 31, 2006.”

We believe overall our financial statement presentation is consistent with the spirit of FAS 65 as total loans held for sale are carried at the lower of cost or market.

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

•	Please reconcile the amounts of the valuation allowances included in your November 25, 2008 response to the amounts included in your response to prior comment 6 of our letter dated September 11, 2008.

Response:

As of December 31, 2007, the allowance for credit losses associated with loans held for sale, and SFAS 65 valuation allowance were as follows:

	FAS 5	FAS 65	total
Single Family loans	1,065	583	1,648
Multifamily loans	725	-	725
SBA originated loans	455	-	455
unallocated	193		193
	2,438	583	2,828

The total allowance that we determined under FAS 5 was $2.438 million, and there was $583,000 of additional valuation adjustment for FAS 65.  Note that we adjust the FAS 65 component on a quarterly basis based on our analysis both positively and negatively, which we believe complies with the spirit of FAS 65.

•
Be advised that SFAS 65 is the authoritative literature on loans held for sale under U.S. GAAP.  SFAS 65 prescribes a fair value model that incorporates market pricing from interest rates and credit quality in the determination of the fair value of the underlying loans.  Therefore, it is not appropriate to recognize a fair value adjustment under SFAS 65 and a credit loss reserve under SFAS 5, which you state in your response that you do.  In this regard, we note the portion of your response that indicates that given the age of the loans in the loans held for sale portfolio, you believe that inclusion of an allowance is a reasonable presentation.  However, we note that this presentation does not appear to be supported by the applicable accounting literature, including SFAS 65 and SOP 01-6.  To the extent that you continue to believe it does, please reference the applicable literature you relied on.

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

Response:

We believe our financial presentation is appropriate and in accordance with the spirit of GAAP.  We cannot reference any additional applicable literature that we relied upon for our presentation; however, such presentation was determined by management after discussions with our independent public accountants and regulators.  We agree that FAS 65 is authoritative literature on loans held for sale, but we also believe that, due to the nature of the loans we own and the time period over which we have owned these loans relative to other financial statement preparers, we believe ours is a good faith presentation that shows the components of the fair value adjustments divided into the interest rate and credit components.  We believe that GAAP does not prevent our presentation and that our presentation is appropriate given the unique nature of the ageing of the loans that comprise the balance of loans held for sale.

•
In light of the above regarding the authoritative literature applicable to your accounting for loans held for sale, please tell us how the amounts you recorded would have been different if you had complied with that authoritative literature.  Provide us with a materiality analysis covering the periods presented in your most recent Form 10-K and subsequent interim periods.

Response:

In our opinion the impact of our approach versus an approach that applied FAS 65 is immaterial.  See the schedule below, which shows how the captioned financial statement line items were presented in our financial statements for the periods shown:

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

	Dollars in thousands
	For the years ended			------------------- For the quarters ended -------------------------
	31-Dec-05	31-Dec-06	31-Dec-07	31-Mar-07	31-Mar-08	30-Jun-07	30-Jun-08	30-Sep-07	30-Sep-08
Balance Sheet
Loans held for sale, net	$927,442	$444,120	$369,071	$408,837	$-	$371,360	$-	$-	$295,819
Assets	2,079,388	2,156,548	2,096,110	2,103,691	2,145,889	2,043,463	2,173,926	2,067,546	2,241,443

Equity	180,728	107,753	113,421	109,816	112,563	111,638	103,547	112,767	100,433

Income Statement

Provision for credit losses	1,665	2,341	2,451	358	1,536	567	2,080	352	2,567
Net interest income after provision for credit losses	45,058	53,176	66,391	15,539	18,674	16,154	17,806	17,504	18,475

Non interest expense - other	84,029	68,685	73,925	17,834	18,688	17,827	17,975	20,642	18,933

Pre tax income (loss)	(889)	13,506	13,449	3,048	4,809	3,016	4,385	3,158	687

See below for the impact to our financial statements for the same captioned line items of our financial statements and for the same periods to reflect the impact of reporting all of the FAS 65 lower of cost or market adjustments through other expense and not as allowance for credit losses:

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

	Dollars in thousands
	For the years ended			------------------- For the quarters ended -------------------------
	31-Dec-05	31-Dec-06	31-Dec-07	31-Mar-07	31-Mar-08	30-Jun-07	30-Jun-08	30-Sep-07	30-Sep-08
Balance Sheet
Loans held for sale, net	$927,442	$444,120	$369,071	$408,837	$-	$371,360	$-	$-	$295,819
Assets	2,079,388	2,156,548	2,096,110	2,103,691	2,145,889	2,043,463	2,173,926	2,067,546	2,241,443

Equity	180,728	107,753	113,421	109,816	112,563	111,638	103,547	112,767	100,433

Income Statement

Provision for credit losses	891	2,019	2,312	389	1,181	567	2,077	110	2,074
Net interest income after provision for credit losses	45,832	53,498	66,530	15,508	19,029	16,154	17,809	17,746	18,968

Non interest expense - other	84,803	69,007	74,064	17,865	19,043	17,827	17,978	20,884	19,426

Pre tax income (loss)	(889)	13,506	13,449	3,048	4,809	3,016	4,385	3,158	687

As shown, there would have been no difference in the amount of assets or equity.  The amount reported as provision for credit losses and net interest income after provision for credit losses would have changed for the provision associated with loans held for sale reported in the periods presented as such provision would have been recorded as part of a lower or cost or valuation adjustment in noninterest expense, other. As shown there would have been no change in pre-tax income, and thus no change in net income.

Based on the information and schedule above, we believe the amounts are immaterial from both a carryover and iron curtain perspective for restatement if we conclude that the Company’s financial statement presentation does not fairly present its financial position and results of operations using the existing methodology.

Form 10-Q for the Period Ended June 30, 2008

Financial Statements

Note 15.  Fair Value of Financial Assets, page 25

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

2.	Please refer to your response to prior comment 3 of our comment letter dated October 23, 2008 and address the following:

•
Please provide us further clarification on why you have observable market data for delinquency expectations and prepayments for your Alt-A securities but not for the payment option adjustable rate mortgages.  As part of your response, please discuss the specific source of your observable data for your Alt-A securities.

Response:

We receive pricing from four primary sources.  Two are widely known pricing services.  The other two are independent consultants that perform fair market valuation for securities identified by management as requiring additional analysis in order to ascertain fair value in accordance with FAS 157.  Generally, if the pricing services value of the security are reasonably comparable and appears reasonable given the characteristics of the underlying loan pool that determine the fair value of the security, we utilize that price.  We believe such prices represent observable market data per se, and are based, in part, upon dealer quotes.  Generally, if there are significant disparities in the prices between the pricing services, and the security has an unpaid principal balance of over $2 million, and there is an unrealized loss of over $1 million, we consider whether the pricing service fair value indication is based on sufficient market activity, the performance characteristics of the loan pool underlying the particular security and conclude whether the pricing service has provided a price that represents fair value in accordance with FAS 157.

We believe the pricing services fair value indications are observable market data.  In our response on November 25, 2008, we discussed several of the factors that the pricing services use in order to determine values, including performance indicators, industry and economic data, which collectively we conclude is observable in the market place.  The Company has direct observable data for Alt-A securities based on this pricing service and based on other market data that is available to us.  This data that is available to us includes market research of various well know firms and includes information on yield, duration, repayment, defaults, delinquency and other factors.  We are comfortable with the data utilized by the pricing service based on our review of documentation and discussion with personnel from this entity.

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

The fair value of payment-option-adjustable-rate mortgages are determined through an independent third party using cash flow models and assumptions as to the future performance of the underlying loan pool.  Management concludes that this value is based on unobservable market data because the fair value is determined through proprietary cash flow models.  While management believes the assumptions used by the third party are reasonable; since the cash flow models are based on assumptions about future events and future performance of the underlying collateral they are based on unobservable market data.  Further, we believe the valuation of payment-option-adjustable-rate mortgage backed securities is less certain due to the age of the securities as these are a 2006 vintage origination and the behavior of these instruments is comparatively unknown as compared to other mortgage-backed securities that do not have performance history in stressed markets.

•
Please tell us and revise future filings to discuss in more detail the specific procedures you perform to review pricing information received from pricing services for your Option ARMs and other securities, including the frequency of your reviews and the percentage of the pricing information received that is reviewed.

Response:

As noted above, we receive pricing from four primary sources.  Two are widely known pricing services.  The other two are independent consultants that perform fair market valuation for securities identified by management as requiring additional analysis in order to ascertain fair value in accordance with FAS 157.  We obtain the fair value indications from the pricing service in the ordinary course of business.  We review the fair value indications for reasonableness given the ratings, decline in fair value, and other credit factors.  We also review the disparity in prices between the two pricing services.  If there is significant disparity in the two prices, and the security unpaid principal balance is over $2 million, and if the fair value indication seems disconnected in comparison to the performance characteristics of the security, we then submit such securities to the other two vendors to assess the reasonableness of fair values received.  We review fair values received through asset/liability committee meetings, investment committee meetings, board of director meetings, and regular portfolio monitoring meetings.  The review includes a review of all securities owned by the Company and various metrics for each security, including original and current ratings, collateral characteristics, repayment rates, cumulative loss rates and other factors.  In future filings we will discuss the details described above and contained within this response, that we perform to review the pricing information received from the pricing services and from the cash flow models.

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

•
Please tell us and revise future filings to disaggregate the credit rating information included in your Form 10-Q for the period ended September 30, 2008 by securities category and discuss the characteristics of the underlying collateral of each category.

Response:

The underlying collateral of all our securities discussed in this letter are single family mortgage loans and, in that regard, it is one asset class.  However, the valuation of each security is reliant upon the underlying characteristics and fundamentals of the underlying mortgage collateral.  Each security is priced based on its yield, duration, repayment rate, expected default rates in the underlying mortgages, coupon, rating, and other relevant factors.  The result is that, although the underlying collateral are all single family mortgage loans, the fair values of each security can and do vary widely.

The category “Agency mortgage pass through securities available for sale” is comprised of substantially all securities issued through FNMA and includes a mix of both variable rate and fixed rate securities that were acquired principally to collateralized public deposits and certain sweep accounts.

The category “CMO-Prime securities available for sale” is comprised of securities with underlying hybrid adjustable rate mortgages, which initially reset in mid 2010.  These securities have 10.1% credit support at September 30, 2008 and low and stable levels of delinquencies.

The category “CMO – Alt – A securities available for sale” is comprised of one fixed rate security with 8.3% credit support at September 30, 2008 and modest and stable levels of delinquencies.

The category “CMO – Option Arm – securities available for sale” is comprised of five variable rate securities with 6.3% credit support.  Each of these securities has received at least one ratings down grade and one security has two ratings below investment grade.  Delinquency levels among this asset class has been trending upwards.  Our analyses of the modeled cash flows from each of these securities continues to indicate that it is probable all scheduled principal and interest payments due to the security we hold will be received.

The category “Agency mortgage pass through securities held to maturity” is comprised of securities issued through FHLMC and FNMA are all fixed rate securities acquired to assist United Western Bank in fulfilling its community reinvestment act responsibilities.

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

The category “Mortgage pass through securities held to maturity” is comprised of four securities issued through the Colorado Housing and Finance Authority, are fixed rate securities acquired to assist United Western Bank in fulfilling its community reinvestment act responsibilities.

The category “CMO – Prime held to maturity securities” is comprised of securities with 7.7% credit support at September 30, 2008 and low levels of delinquencies in total.  Two of the securities in this population were subject to an other-than-temporary impairment charge in the third quarter of 2008 due to the extend and duration of the decline in market value below amortized cost, given consideration to current illiquidity in the marketplace and uncertainty of a recovery of expected future cash flows.

The category “CMO Alt-A held to maturity securities” is comprised of securities with 10.7% credit support at September 30, 2008 and modest and stable levels of delinquencies.

In future filings we will provide the information discussed above together with the credit rating information.

•
You state in your response that the CMO’s in the available for sale portfolio and the held to maturity portfolio have similar collateral.  Please tell us why the fair value of the CMO’s in the held to maturity portfolio have deteriorated significantly more then the CMO’s in the available for sale portfolio at June 30, 2008, as reflected in the table provided in your response.

Response:

The CMO’s in the available for sale portfolio and held to maturity portfolio do have similar collateral, in that the collateral is single family mortgage loans.  Further, on an overall basis, the average credit support, and delinquency levels are approximately the same.  However, the similar collateral classification is a general “asset class” definition.  The performance of the individual securities within the class varies widely.  In this case the individual bonds that comprised the CMOs in the available for sale category performed better in total than the CMOs in the held to maturity category.  The CMO’s available for sale are comprised of seven securities, and CMO’s held to maturity are comprised of 31 securities.  Five of these 31 held to maturity securities, that had an unpaid principal balance of $73.3 million, had a fair value of between 50% of par and 88% of par and were the cause of the majority, $18.6 million, of the decline in value at June 30, 2008.  At June 30, 2008, these securities had all retained their original AA or AAA rating, although three of the securities were AAA watch listed.  These securities had 9.4% average collateral support.  There had been a modest increase in the level of delinquencies in the underlying collateral at June 30, 2008.

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

Form 10-Q for the Period Ended September 30, 2008

Financial Statements

Note 1.  Basis of Presentation and Significant Accounting Policies, page 8

Temporary vs. Other-Than-Temporary Impairment, page 10

3.
Please quantify the extent to which the securities in your portfolio are within the scope of EITF 99-20.  Please list the specific security categories, and quantify the dollar amount of securities within the scope.

There are no securities owned by the Company that were within the scope of EITF 99-20 at the purchase date, as all securities acquired by the Company had an AA or higher rating and all such securities were deemed to be of high quality.  Our policy is to evaluate securities for temporary vs. other-than-temporary impairment (“OTTI”) by first using quantitative and qualitative guidance from FAS 115 and FSP 124.  If we determine a security is OTTI based on the guidance from FAS 115 and FSP 124 we then measure the impairment using the guidance in EITF 99-20.

4.
Please clarify your policy for evaluating the scope of EITF 99-20 for your securities portfolio.  For example, is your policy to evaluate whether securities are within the scope of EITF 99-20 only at inception of the security, continuously re-evaluation each period, or only after an impairment is recognized on an individual security?

Response:

We will clarify our policy prospectively, to include the guidance promulgated in EITF 99-20-1 as well as related to this comment.  We believe our policy will be unchanged by EITF 99-20-1.  Our policy is to evaluate securities for inclusion in the scope of EITF 99-20 at inception based on the quality of the security acquired.  We then evaluate each quarter, or more often when necessary, using the guidance of paragraph 16 of FAS 115 and after consideration of all available information relevant to the collectibility of the security, including information about past events, current conditions, and reasonable and supportable forecasts, associated with cash flow models and cash flow projections, whether a security is temporarily impaired or OTTI.  We will measure the OTTI using the guidance set forth in EITF 99-20-1.

5.
Please clarify how you recognize interest income on securities after an other-than-temporary impairment charge is recorded.  To the extent it varies by security type, discuss each of your methodologies.

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

Response:

Interest income is recognized on securities after an OTTI charge in accordance with paragraph 11 of EITF 99-20 after impairment is determined under FAS 115.  For securities impaired at September 30, 2008, that were covered by EITF 99-20, we obtained modeled cash flows, prepared by a third party and reviewed by the Company, that were based on current information and events that we believe a market participant would use in determining the current fair value of the beneficial interest.  We determined the accretable yield in accordance with paragraph 11 by taking the sum of expected cash flows both principal and interest net of forecasted cash losses.  We reduce this sum by the fair value of the security to determine the accretable yield.  We update the accretable yield calculation quarterly.

6.
We note the significant declines in fair value on your investment portfolio.  We also note your disclosure that you perform cash flow analyses to support your conclusion that you believe it is probable you will collect all contractual principal and interest.  Please address the following:

•	Please tell us in more detail how you develop the cash flow projections used for your impairment analysis.

Response:

Using the services of a third party, cash flow projections are developed under several stress scenarios.  These scenarios are reviewed with senior members of our asset liability committee employing scenarios developed by the third party utilizing a short term default trend model, a long term default trend model and a loan level model to estimate life-time cumulative defaults and, thus, to determine fair value and assess impairment.

Under the loan level analysis estimated life-time cumulative defaults are based on loan level actual historical default performance for the specific security.  The goal is to evaluate defaulted loan performance and project performance for the remaining pool.  We also model estimated life-time cumulative defaults using a short term (three month experience) and long term (12 month experience) default trends.  These models are based on the entire security (as compared to only the tranche owned by us) and are designed to provide current data and project trends of performance for a security prospectively.  Default rates are estimated at differing periods over the life of the underlying mortgage collateral.  We assume that each default will result in a 35% loss of the underlying loan balance.  Cash flows are then estimated based on the loan level, short term, or long term constant prepayment rates, constant default rates, and the loan loss rate.

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

•
Please tell us whether your cash flow analyses indicate how much more losses would be required to be incurred before the security you hold experiences the first dollar of cash flow losses.  If so, please quantify the amounts for us, and provide additional quantified disclosure in future filings about the results of those analyses.

The cash flow models we utilize provide an estimate under the assumptions of the various scenarios of whether there may be a potential principal write down.  The model does not indicate how much more losses would be required to be incurred before the security we hold experiences its first dollar of cash flow losses.  Under the current analysis, there are no modeled securities that indicate probable losses, other than the two securities that have been other-than-temporarily impaired.

7.	Regarding the other-than-temporary impairment recognized on your held to maturity portfolio, please address the following:

•
Please tell us and revise future filings to explain how the results for these securities, which resulted in an other-than-temporary impairment, were different from the results for your other securities.  Compare and contrast the specific characteristics of the impaired securities to the remaining securities in your portfolio, including why, despite the severity of the unrealized losses, mortgage-backed securities private in your available for sale portfolio are not other-than-temporarily impaired.

Response:

As with a majority of our securities, the two securities that were impaired are private label mortgage-backed securities.  However, unlike the other securities in our portfolio, the two securities that were subject to OTTI are unique from the perspective of the forecasted potential for principal write-down and forecasted potential for the timing of such write-down.  In reviewing the details of the cash flow model reports we received from the third party that prepares the estimates and from our conversations with this third party, in comparison to all other securities we own that have been down graded and that have been the subject of our engagement with this third party, no other securities have a magnitude of potential loss of principal and interest that is equal to amounts forecasted for these securities .In addition, the timing of potential losses was nearer in time when compared to our other securities. The combination of these factors taken as a whole, caused management to conclude the securities were OTTI.  The other securities that are modeled by this vendor do not at this time show a probable principal write-down.

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

•
Please tell us and revise future filings to disclose how you determine the fair values of your securities as disclosed in footnote 3.  See our comment above on the specific nature of the underlying collateral of these securities and explain why the unrealized losses on the available for sale portfolio are significantly greater then on the held to maturity portfolio.

Response:

As discussed above, we receive pricing from four primary sources.  Two are widely known pricing services.  The other two are independent consultants that perform fair market valuation for securities identified by management as requiring additional analysis in order to ascertain fair value in accordance with FAS 157.  Generally, if the pricing service value of the security are reasonably comparable and appears reasonable given the underlying characteristics that determine the fair value of the security we utilize that price.  We believe such prices represent observable market data per se, and are based in part upon dealer quotes.  When we observe disparities in prices when other factors remain similar we question whether the market has sufficient activity and whether the pricing service results in a price that represents fair value in accordance with FAS 157.

During the course of 2008, due to the continuing dislocation in the market for financial instruments, we have expanded the use of all four sources of information and have requested the third party to model an increasing number of securities.  We select other securities for additional analysis by the third parties based on a cost benefit analysis that considers the magnitude of decline in value as initially determined from the widely known service bureau, which are dealer-quote-based, and the magnitude of the unpaid principal balance.  The fair value is determined by the pricing services, and the third parties using their proprietary processes, which have been discussed above and in previous responses to your inquiries.  We review the fair values received from the third parties through asset/liability committee meetings, board of director meetings, investment committee meetings, and regular portfolio monitoring meetings.  The review includes a review of all securities owned by the Company and various metrics for each security, including original and current ratings, collateral characteristics, repayment rates, cumulative loss rates and other factors..

The magnitude of unrealized losses has been greater in the available for sale portfolio than the held to maturity portfolio because the payment option adjustable mortgage backed securities are included in the available for sale portfolio.

In future filings we will disclose our methodology to determine fair values of securities as discussed above.  We anticipate that we will refer the reader that details related to the determination of fair value are discussed in more detail in the note on fair value of financial instruments.

******

Mr. Kevin Vaughn
Securities and Exchange Commission
January 23, 2009

In connection with our response to your letter of December 18, 2008, we confirm the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions, please contact me at 720-956-6598 or email at bsnider@uwbank.com.

Sincerely,

UNITED WESTERN BANCORP, INC.

/s/ William D. Snider

William D. Snider
Chief Financial Officer